UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 12, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

SIBANYE GOLD DECLARES MAIDEN INTERIM DIVIDEND FOR 2013

Westonaria, 12 September 2013: Further to the interim results announcement on 14 August 2013, in which Sibanye Gold (JSE: SGL & NYSE: SBGL) advised that it may consider declaring a dividend once wage negotiations had been concluded subject to compliance with certain debt covenants and the solvency and liquidity test required by the Companies Act ("the conditions"), the Board is satisfied that the conditions have been fulfilled and has approved and declared interim dividend number 1 of 37 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2013.

The interim dividend will be subject to the new Dividends Withholding Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local Dividends Withholding Tax rate is 15% (fifteen per centum);
- The gross local dividend amount is 37 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The Company has no STC credits available and the Dividend Withholding Tax of 15% will be applicable to this dividend;
- The net local dividend amount is 31.4500 SA cents (85% of 37 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;
- Sibanye Gold currently has 734 879 031 ordinary shares in issue;
- Sibanye Gold's income tax reference number is 9431 292 151;and
- Sibanye Gold's Auditors are KPMG Inc. and the individual auditor is Mr Jacques Erasmus.

Shareholders are advised of the following dates in respect of the interim dividend:

Interim dividend number 1:   37 SA cents per share
Last date to trade cum dividend: Friday, 27 September 2013
Sterling and US dollar conversion date: Monday, 30 September 2013
Shares commence trading ex-dividend: Monday, 30 September 2013
Record date: Friday, 4 October 2013

Payment of dividend: Monday, 7 October 2013

Please note that share certificates may not be dematerialised or
rematerialised between Monday, 30 September 2013, and Friday, 4
October 2013, both dates inclusive.

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: September 12, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer